Appointment of Proxyholder

I/We, being holder(s) of common shares of Aya Gold & Silver Inc. (the “Corporation”), hereby appoint Benoit La Salle, President and Chief Executive Officer of the Corporation or, failing this person, Elias J. Elias, Chief Legal and Sustainability Officer & Corporate Secretary of the Corporation (the “Management Nominees”)

OR

_________________________________________________________________________________________
Print the name of the person you are appointing if this person is someone other than the individuals listed above as my/our proxyholder with full power of substitution and to attend, act and vote on behalf of the holder in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) on the matters set out below and on all other matters that may properly come before the Annual General Meeting of shareholders of the Corporation to be held on Friday, June 12, 2026 at 10:00 a.m. (Eastern Daylight Time), in-person only at 1320 Graham, Suite 132, Town of Mount Royal, QC H3P 3C8 (the “Meeting”), and at any and all adjournments or postponements thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Please use a dark black pencil or pen.
1. Election of Directors

	FOR	AGAINST		FOR	AGAINST

1.Annie Torkia Lagacé			5. Ghislane Guedira

2.Benoit La Salle			6. John Burzynski

3.Krystal Ramsden			7. Yves Bonin

4. Eloïse Martin			8. Yves Grou

	FOR	WITHHOLD

2. Appointment of Auditors To appoint KPMG LLP as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.

	FOR	AGAINST

3. Advisory Resolution on Approach to Executive Compensation The adoption of an advisory non-binding resolution in respect of the Corporation’s approach to executive compensation.

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please mark the applicable boxes below. Please note if you do not mark the appropriate box, you will not receive any documents from the Corporation. You may also go to the TSX website at https://services.tsxtrust.com/financialstatements and input code 0498a.

☐ Mark this box if you would like to receive interim financial statements and accompanying management discussion and analysis by mail.

☐ Mark this box if you would like to receive annual financial statements and accompanying management discussion and analysis by mail.

I/We hereby authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this proxy will be voted as recommended by management.
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Signature(s) Date (DD/MM/YYYY)

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 10:00 a.m. (Eastern Daylight Time) on June 10, 2026.

Proxy Form – Annual General Meeting of Shareholders of Aya Gold & Silver Inc. to be held on June 12, 2026 (the “Meeting”)

Notes to Proxy
1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.
3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Management Proxy Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.
4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of such security.
All holders should refer to the Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.
This proxy is solicited by and on behalf of the Corporation’s management.

All proxies must be received by 10:00 a.m. (Eastern Daylight Time) on June 10, 2026.

How to Vote

INTERNET •Go to www.meeting-vote.com •Cast your vote online •View Meeting documents	TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352, an agent will help you vote online.
To vote by Internet or telephone you will need your control number. If you vote by Internet or telephone, do not return this proxy.

To vote using your smartphone, please scan this QR Code:

MAIL, FAX OR EMAIL
•Complete and return your signed and dated proxy in the envelope provided or send to:

TSX Trust Company
P.O. Box 721
Agincourt, Ontario M1S 0A1
•You may alternatively fax your signed and dated proxy to 416-607-7964 or scan and email to proxyvote@tmx.com.

An undated proxy is deemed to bear the date on which it is mailed by Management to you.

If you wish to receive investor documents electronically in the future, please visit www.tsxtrust.com/edelivery to enrol.